                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1995

Commission file number 0-6879



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                            CORESTATES SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           CORESTATES FINANCIAL CORP
                               Centre Square West
                               1500 Market Street
                            Philadelphia, PA  19101

                              REQUIRED INFORMATION


The following financial statements and exhibits are filed as part of this report:

     (a)  Item 4 Financial Statements

               Report of Independent Auditors

               Statement of Net Assets Available for Benefits as of December 31, 1995

               Statement of Net Assets Available for Benefits as of December 31, 1994

               Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1995

               Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1994

               Notes to Financial Statements



                            Supplemental Schedules


     (b)  EXHIBIT INDEX

     (c)  Exhibit - Consent of Independent Auditors



     SIGNATURE



Financial statement schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                           CoreStates Savings Plan

                           Financial Statements and
                             Supplemental Schedules

                    Years ended December 31, 1995 and 1994


                                   Contents

Report of Independent Auditors.....................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits, with Fund
  Information, December 31, 1995...................................2
Statement of Net Assets Available for Benefits, with
  Fund Information, December 31, 1994..............................3
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information, Year ended December 31, 1995..............4
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information, Year ended December 31, 1994..............5
Notes to Financial Statements......................................6


Supplemental Schedules

Assets Held for Investment Purposes................................14
Reportable Transactions............................................15

                [LETTERHEAD OF ERNST & YOUNG LLP APPEARS HERE]



                        Report of Independent Auditors

The Board of Directors
CoreStates Financial Corp

We have audited the accompanying statements of net assets available for benefits of the Corestates Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express on opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.

Philadelphia, Pennyslvania
May 23, 1996                          /s/ Ernst and Young LLP

                            CoreStates Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1995

                                                                                           Fund Information
                                                                 -------------------------------------------------------------------
                                                                    CoreStates
                                                                     Financial         CoreStates       CoreStates       CoreStates
                                                                    Corp Common          Equity            Bond         Equity Index
                                                       Total         Stock Fund           Fund             Fund             Fund
- ------------------------------------------------------------------------------------------------------------------------------------
Assets
Investments, at fair value (cost $263,298,301):
  CoreStates Financial Corp Common Stock          $  155,269,279    $ 155,269,279    $          --    $          --     $         --
  Mutual funds                                       172,000,187        2,864,798       53,233,595       18,099,453        7,499,044
  Participants' notes receivable                      15,262,405
                                                  ----------------------------------------------------------------------------------
Total investments                                    342,531,871      158,134,077       53,233,595       18,099,453        7,499,044

Receivables:
  Contribution Receivable                              1,064,101          394,904          215,412           75,421           53,360
  Due from broker                                      2,220,082               --          578,541          735,608               --
  Accrued investment income                            2,260,375        1,729,692           69,340           91,292           35,578
  Interfund receivable                                 1,402,863          101,270          251,793           16,993          380,305

Cash and cash equivalents                                225,310            8,711            7,856            2,772              294
                                                  ----------------------------------------------------------------------------------
Total assets                                         349,704,602      160,368,654       54,356,537       19,021,539        7,968,581

Liabilities
Interfund payable                                      1,402,863          290,195           98,784          253,896            5,323
Due to broker                                            526,968          130,628               --               --          321,593
                                                  ----------------------------------------------------------------------------------
Total liabilities                                      1,929,831          420,823           98,784          253,896          326,916
                                                  ----------------------------------------------------------------------------------
Net assets available for benefits                 $  347,774,771    $ 159,947,831      $ 54,257,753   $  18,767,643     $  7,641,665
                                                 ===================================================================================

                                                                             Fund Information
                                                  ----------------------------------------------------------------------------------
                                                        CoreStates        CoreStates         CoreStates        Employee
                                                         Liquidity         Balanced         International        Loan
                                                           Fund              Fund            Growth Fund         Fund
- ------------------------------------------------------------------------------------------------------------------------------------
Assets
Investments, at fair value (cost $263,298,301):
  CoreStates Financial Corp Common Stock            $          --       $          --       $          --     $         --
  Mutual funds                                         45,022,599          42,730,616           2,550,082               --
  Participants' notes receivable                               --                  --                  --       15,262,405
                                                  ----------------------------------------------------------------------------------
Total investments                                      45,022,599          42,730,616           2,550,082       15,262,405

Receivables:
  Contribution Receivable                                 134,436             168,697              21,871               --
  Due from broker                                              --             905,933                  --               --
  Accrued investment income                                    --             281,043              53,430               --
  Interfund receivable                                     41,932              49,178             125,845          435,547

Cash and cash equivalents                                 202,974               2,522                 181               --
                                                  ----------------------------------------------------------------------------------
Total assets                                           45,401,941          44,137,989           2,751,409        15,697,952

Liabilities
Interfund payable                                         452,427              82,431               2,318           217,489
Due to broker                                                  --                  --              74,747                --
                                                  ----------------------------------------------------------------------------------
Total liabilities                                         452,427              82,431              77,065           217,489
                                                  ----------------------------------------------------------------------------------
Net assets available for benefits                   $  44,949,514       $  44,055,558       $   2,674,344     $  15,480,463
                                                  ==================================================================================

See accompanying notes.

                            CoreStates Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1994

                                                                                 Fund Information
                                                           -----------------------------------------------------------------------
                                                                    CoreStates
                                                                     Financial      CoreStates         CoreStates      CoreStates
                                                                    Corp Common        Equity             Bond        Equity Index
                                                      Total         Stock Fund          Fund              Fund            Fund
                                                ----------------------------------------------------------------------------------
Assets
Investments, at fair value (cost $220,630,769):
  CoreStates Financial Corp Common Stock           $  99,233,103    $  99,233,103    $           -     $           -             -
  Mutual funds                                       125,943,056          807,645       36,073,737        15,046,882       942,903
  Participants' notes receivable                      14,167,300                -                -                 -             -
                                                  --------------------------------------------------------------------------------
Total investments                                    239,343,459      100,040,748       36,073,737        15,046,882       942,903

Due from broker                                        3,088,865                -        1,623,742           511,301             -
Accrued investment income                              1,821,014        1,289,076          125,906            86,269             -
Interfund receivable                                   2,915,764          356,466                -                 -       962,392
Cash and cash equivalents                                200,287            4,818            1,333               625             -
                                                    --------------------------------------------------------------------------------
Total Assets                                         247,369,389      101,691,108       37,824,718        15,645,077     1,905,295

Liabilities
Interfund payable                                      2,915,764           92,746        1,489,804           456,399             -
Due to broker                                          2,502,933          388,851                -                 -       942,903
                                                     -------------------------------------------------------------------------------
Total Liabilities                                      5,418,697          481,597    $   1,489,804           456,399       942,903
                                                     -------------------------------------------------------------------------------
Net assets available for benefits                  $ 241,950,692    $ 101,209,511    $  36,334,914      $ 15,188,678       962,392
                                                     ===============================================================================

See accompanying notes


                                                                                     Fund Information
                                                 --------------------------------------------------------------------------
                                                        CoreStates      CoreStates         CoreStates          Employee
                                                        Liquidity        Balanced         International          Loan
                                                          Fund             Fund            Growth Fund           Fund
                                                 --------------------------------------------------------------------------
Assets
Investments, at fair value (cost $220,630,769);
  CoreStates Financial Corp Common Stock          $           -        $           -     $           -     $            -
  Mutual funds                                       41,478,529           30,422,181         1,171,179                  -
  Participants' notes receivable                              -                    -                 -         14,167,300
                                                 --------------------------------------------------------------------------
Total investments                                    41,478,529           30,422,181         1,171,179         14,167,300

Due from broker                                               -              953,822                 -                  -
Accrued investment income                                     -              319,763                 -                  -
Interfund receivable                                    126,130                    -         1,194,480            276,296
Cash and cash equivalents                               191,184                2,327                 -                  -
                                                 --------------------------------------------------------------------------
Total Assets                                         41,795,843           31,698,093         2,365,659         14,443,596

Liabilities
Interfund payable                                        51,864              824,951                 -                  -
Due to broker                                                 -                    -         1,171,179                  -
                                                 --------------------------------------------------------------------------
Total Liabilities                                        51,864              824,951         1,171,179                  -
                                                 --------------------------------------------------------------------------
Net assets available for benefits                 $  41,743,979        $  30,873,142     $   1,194,480     $   14,443,596
                                                 ==========================================================================

See accompanying notes

                            CoreStates Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                         Year ended December 31, 1995

                                                                                  Fund Information
                                                    -------------------------------------------------------------------------------
                                                      CoreStates
                                                       Financial      CoreStates     CoreStates     CoreStates     CoreStates
                                                      Corp Common       Equity          Bond       Equity Index     Liquidity
                                           Total      Stock Fund         Fund           Fund           Fund            Fund
                                       -------------------------------------------------------------------------------------------
Contributions:
  Employer                             $ 14,962,993   $  6,524,829   $  2,648,631    $    998,211  $    380,845   $  1,982,844
  Employee                               17,402,508      6,127,377      3,644,446       1,294,321       601,516      2,539,372
                                       -------------------------------------------------------------------------------------------
Total contributions                      32,365,501     12,652,206      6,293,077       2,292,532       982,361      4,522,216

Investment income:
  Interest                                  757,563             --             --              --            --             --
  Dividends on CoreStates
   Financial Corp Common
   Stock                                  5,951,920      5,951,920             --              --            --             --
  Dividend income                         4,411,315         71,431        268,078       1,155,557         7,353      2,747,477
  Distribution of mutual
   funds' income                          3,820,053             --      1,740,641              --       297,860             --
                                       -------------------------------------------------------------------------------------------
Total investment income                  14,940,851      6,023,351      2,008,719       1,155,557       305,213      2,747,477

Net appreciation in fair
 value of investments                    69,669,824     47,411,963     12,453,132         879,214       847,648             --
Participants' withdrawals               (53,885,646)    (6,291,910)        (9,764)           (800)           --             --
Transfer from IBI Savings
 Plan                                    13,535,481      3,142,385      2,223,828       1,227,437       377,337      4,632,693
Transfer from IBI Capital
 Accumulation Savings Plan               23,476,385      4,672,250      3,876,243       1,692,315       536,084     10,206,238
Participants' interfund
 transfers                                       --     (8,078,007)    (8,922,396)     (3,667,290)    3,630,630    (18,903,089)
Other (disbursements) receipts            5,721,683       (793,918)            --              --            --             --
                                       -------------------------------------------------------------------------------------------
Increase in net assets
 available for benefits during
 the year                               105,824,079     58,738,320     17,922,839       3,578,965     6,679,273      3,205,535

Net assets available for benefits
 at beginning of year                   241,950,692    101,209,511     36,334,914      15,188,678       962,392     41,743,979
                                       -------------------------------------------------------------------------------------------
Net assets available for benefits
 at end of year                        $347,774,771   $159,947,831   $ 54,257,753    $ 18,767,643  $  7,641,665   $ 44,949,514
                                       ===========================================================================================
                                                        CoreStates
                                       CoreStates     International     Employee
                                        Balanced          Growth          Loan       Distribution
                                          Fund             Fund           Fund           Fund
                                       -------------------------------------------------------------
Contributions:
  Employer                             $  2,183,367   $    244,266      $        --  $         --
  Employee                                2,807,843        387,633               --            --
                                       -------------------------------------------------------------
Total contributions                       4,991,210        631,899               --            --

Investment income:
  Interest                                       --             --          757,563            --
  Dividends on CoreStates
   Financial Corp Common
   Stock                                         --             --               --            --
  Dividend income                           158,580          2,705              134
  Distribution of mutual
   funds' income                          1,716,185         65,367               --            --
                                       -------------------------------------------------------------
Total investment income                   1,874,765         68,072          757,697

Net appreciation in fair
 value of investments                     7,881,557        196,310              --             --
Participants' withdrawals                        --                     (6,841,220)   (40,741,952)
Transfer from IBI Savings
 Plan                                     1,504,501        427,300              --             --
Transfer from IBI Capital
 Accumulation Savings Plan                2,208,981        284,274              --             --
Participants' interfund
 transfers                               (5,278,598)      (127,991)        593,929     40,752,812
Other (disbursements) receipts                   --             --       6,526,461        (10,860)
                                       -------------------------------------------------------------
Increase in net assets
 available for benefits during
 the year                                13,182,416      1,479,864       1,036,867

                                                        CoreStates
                                       CoreStates     International     Employee
                                        Balanced          Growth          Loan       Distribution
                                          Fund             Fund           Fund           Fund
                                       -------------------------------------------------------------
Net assets available for benefits
 at beginning of year                    30,873,142      1,194,480      14,443,596             --

Net assets available for benefits
 at end of year                        $ 44,055,558   $  2,674,344    $ 15,480,463   $
                                       =============================================================

See accompanying notes.

                            CoreStates Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                         Year ended December 31, 1994

                                                                                     Fund Information
                                                                ----------------------------------------------------------
                                                                   CoreStates
                                                                   Financial      CoreStates    CoreStates    CoreStates
                                                                  Corp  Common      Equity         Bond      Equity Index
                                                      Total        Stock Fund        Fund          Fund          Fund
                                                 -------------------------------------------------------------------------
Contributions:
  Employer                                         $  13,083,973    $  4,578,950  $  2,956,576  $  1,056,618   $         -
  Employee                                            17,701,823       5,989,886     4,217,262     1,428,333             -
                                                 -------------------------------------------------------------------------
Total contributions                                   30,785,796      10,568,836     7,173,838     2,484,951             -

Investment income:
  Interest                                               651,432             842             -             -             -
  Dividends on CoreStates Financial Corp
   Common stock                                        4,528,158       4,528,158             -             -             -
  Dividend income                                      2,843,076          25,710       191,789       779,217             -
  Distribution of mutual funds' income                 1,244,182               -       216,691         2,854             -
                                                 -------------------------------------------------------------------------
Total investment income                                9,266,848       4,554,710       408,480       782,071             -

Net depreciation in fair value of investments        (18,966,107)     (1,907,487)  (14,146,136)     (850,059)            -
Participants' withdrawals                            (27,707,738)     (2,926,298)            -             -             -
Transfer from Constellation Savings Plan               6,640,533       1,869,114       767,423       511,511             -
Transfer from Inter-Community Savings Plan               145,672          64,837        28,232         9,288             -
Participants' interfund transfers                              -      (3,581,357)   (6,196,812)   (2,587,860)      962,392
Other (disbursements) receipts                         7,943,137          25,671        (5,889)        3,822             -
                                                 -------------------------------------------------------------------------
Increase (decrease) in net assets available
  for benefits during the year                         8,108,141       8,668,026   (11,970,864)      353,724       962,392

Net assets available for benefits at
  beginning of year                                  233,842,551      92,541,485    48,305,778    14,834,954             -
                                                 -------------------------------------------------------------------------
Net assets available for benefits at end of year   $ 241,950,692    $101,209,511  $ 36,334,914  $ 15,188,678     $ 962,392
                                                 =========================================================================

                                                                                   Fund Information
                                                 ------------------------------------------------------------------------------
                                                                                   CoreStates
                                                   CoreStates      CoreStates    International      Employee
                                                   Liquidity        Balanced         Growth           Loan        Distribution
                                                      Fund            Fund            Fund            Fund            Fund
                                                 ------------------------------------------------------------------------------
Contributions:
  Employer                                         $  2,075,068    $  2,416,761    $          -    $          -    $          -
  Employee                                            2,662,390       3,403,952               -               -               -
                                                 ------------------------------------------------------------------------------
Total contributions                                   4,737,458       5,820,713               -               -               -

Investment income:
  Interest                                                  425               -               -         650,165               -
  Dividends on CoreStates Financial Corp
   Common stock                                               -               -               -               -               -
  Dividend income                                     1,596,803         249,557               -               -               -
  Distribution of mutual funds' income                        -       1,024,637               -               -               -
                                                 ------------------------------------------------------------------------------
Total investment income                               1,597,228       1,274,194               -         650,165               -

Net depreciation in fair value of investments                 -      (2,062,425)              -               -               -
Participants' withdrawals                                     -               -               -      (8,271,588)    (16,509,852)
Transfer from Constellation Savings Plan              2,402,828       1,089,657               -               -               -
Transfer from Inter-Community Savings Plan               22,257          21,058               -               -               -
Participants' interfund transfers                    (4,722,783)     (4,090,496)      1,194,480       2,500,967      16,521,469
Other (disbursements) receipts                            3,021          (6,192)              -       7,934,321         (11,617)
                                                 ------------------------------------------------------------------------------
Increase (decrease) in net assets available
  for benefits during the year                        4,040,009       2,046,509       1,194,480       2,813,865               -

Net assets available for benefits at
  beginning of year                                  37,703,970      28,826,633               -      11,629,731               -
                                                 ------------------------------------------------------------------------------
Net assets available for benefits at end of year   $ 41,743,979    $ 30,873,142    $  1,194,480    $ 14,443,596    $          -
                                                 ==============================================================================

See accompanying notes.

                            CoreStates Savings Plan

                         Notes to Financial Statements

                     Years ended December 31, 1995 and 1994


1. Description of the Plan

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution, profit-sharing plan which covers qualified employees of CoreStates Financial Corp and certain affiliated companies ("the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

   Employee

   The Plan provides for employee contributions on either an after-tax basis or a before-tax basis (up to $9,240 in 1995 and 1994) equal to any whole percentage of the participant's compensation up to 10% (5% is considered a basic contribution and amounts in excess of 5% are considered an optional contribution) for each payroll period.

   Employer

   The Company makes a matching contribution to the Plan on behalf of each participant who has made basic contributions (up to 5%) for each payroll period. The Employer contribution allocated to the participant's account for a given payroll period shall be as follows:

          Participant's Years                     Employer
           of Vesting Service              Matching Contribution
     ---------------------------------------------------------------

      Fewer than 2 years                            50%
      At least 2 years but fewer                    75%
       than 3 years
      3 years or more                              100%

   In 1995, the Company made a special qualified non-elective contribution to the CoreStates Common Stock Fund within the Plan for all eligible Plan participants who were defined as non-highly compensated employees. The contribution was made in an amount sufficient to purchase five shares of stock for each recipient, and totaled $1,813,967 which is reported as an Employer contribution on the Statement of Changes in Net Assets Available for Benefits for 1995.

                            CoreStates Savings Plan

1. Description of the Plan (continued)

Vesting

Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times. Employer contributions, also as affected by investment results, are fully vested upon termination of employment because of normal retirement, death, or if the participant incurs a disability.

In all other cases, Employer contributions, other than qualified non-elective contributions, as affected by investment results, vest as follows:

        Years of Vesting Service             Percent Vested
      --------------------------------------------------------

       Fewer than 2 years                           0%
       At least 2 years but fewer                  50%
        than 3 years
       3 years or more                            100%

Upon the participant's employment termination date, that portion of the Employer's contributions applicable to such participant which is not vested is forfeited and applied to reduce future Employer contributions.

Unvested portions are restored to participant's accounts if the participant is reemployed by the Company before incurring a five-year break in service.

Expenses

The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless paid by the Company.

Payment of Benefits

Upon termination of employment, a participant may receive vested benefits as a lump-sum payment or if the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years. Also, a participant may elect to receive a distribution from the investment in the CoreStates Common Stock Fund in the form of CoreStates common stock.

                       CoreStates Savings Plan

1. Description of the Plan (continued)

Loans

Active participants, terminated participants and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

Withdrawals

A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restrictions or penalties as set forth in the Plan.

Participants who apply for a hardship withdrawal under IRS regulations, or who cease to be a participant in the Plan, may receive their deferred account balance in full.

Amounts allocated to withdrawn participants for benefit claims that have been processed and approved for payment prior to year-end but not yet paid are recorded on Form 5500. In accordance with GAAP this amount is properly excluded from participants' withdrawals on the statement of Changes in Net Assets Available for Benefits. The amount payable to withdrawn participants at December 31, 1995 and December 31, 1994 equals $6,548,000 and $4,880,000, respectively.

Investment Options

CoreStates Bank, N.A. (CBNA) serves as Trustee for the Plan. Seven funds, as of December 31, 1995, are maintained under the Plan for accumulation and investment of the participants' account. The funds are as follows:

A. CoreStates Financial Corp Common Stock Fund invests primarily in common stock of CoreStates Financial Corp, the parent company of CBNA;

B. CoreStates Equity Fund invests principally in the CoreFund Growth Equity Reserve Rebate, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

C. CoreStates Bond Fund invests principally in the CoreFund Intermediate Bond Fund Reserve Rebate, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

                       CoreStates Savings Plan

1. Description of the Plan (continued)

Investment Options (continued)

D. CoreStates Liquidity Fund invests in the CoreFund Cash Reserve Fund Rebate, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

E. CoreStates Balanced Fund invests principally in the CoreFund Balanced Rebate Fund Series A, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

F. CoreStates Equity Index Fund invests principally in the CoreFund Equity Index Fund, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

G. CoreStates International Growth Fund invests principally in the CoreFund International Growth Fund, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services.

2.  Summary of Significant Accounting Policies

Basis of Investments

Investments are stated at fair value. Cost of investments sold is determined on an average historical cost basis. Loans are carried at the unpaid principal balance.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     CoreStates Savings Plan

3. Investments

Investments are comprised of the following:

                                      Shares          Average          Fair
                                     or Units          Cost           Value
                               -------------------------------------------------
December 31, 1995
CoreStates Financial Corp
  Common Stock Fund:
    Common Stock                 4,032,226 shares  $  94,131,414   $ 155,269,279
    CoreFund Cash Reserve A      2,864,798 units       2,864,798       2,864,798
                                                   -----------------------------
                                                      96,996,212     158,134,077

CoreStates Equity Fund:
  CoreFund Cash Reserve A          552,088 units         552,088         552,088
  CoreFund Growth Equity
     Reserve Rebate+             4,258,812 units      42,310,632      52,681,507
                                                   -----------------------------
                                                      42,862,720      53,233,595

CoreStates Bond Fund:
  CoreFund Cash Reserve A          236,018 units         236,018         236,018
  CoreFund Intermediate Bond
     Fund Rebate+                1,791,719 units      17,638,993      17,863,434
                                                   -----------------------------
                                                      17,875,011      18,099,452

CoreStates Liquidity Fund:
  CoreFund Cash Reserve A       45,022,599 units      45,022,599      45,022,599
                                                   -----------------------------
                                                      45,022,599      45,022,599

CoreStates Balanced Fund:
  CoreFund Cash Reserve A          120,572 units         120,572         120,572
  CoreFund Balanced Rebate
     Fund Series A+              3,509,888 units      36,099,910      42,610,044
                                                   -----------------------------
                                                      36,220,482      42,730,616

CoreStates Equity Index Fund:
  CoreFund Cash Reserve A           51,422 units          51,422          51,422
  CoreFund Equity Index Fund A     285,131 units       6,635,377       7,447,623
                                                   -----------------------------
                                                       6,686,799       7,499,045

                            CoreStates Savings Plan

 3. Investments (continued)

                                      Shares         Average          Fair
                                     or Units          Cost          Value
                                ----------------------------------------------
December 31, 1995 (continued)
  CoreFund International
    Growth Fund A                  193,732 units    $  2,346,351   $  2,524,360
                                                    ----------------------------
                                                       2,372,073      2,550,082

Employee Loan Fund:
  Participant Notes Receivable,
   with  interest rates ranging
   from 5.5% to 11%                                   15,262,405     15,262,405
                                                    ----------------------------
Total investments                                   $263,298,301   $342,531,871
                                                    ============================

December 31, 1994
CoreStates Financial Corp
  Common Stock Fund:
    Common Stock                 3,816,159 shares   $ 78,547,410   $ 99,233,103
    CoreFund Cash Reserve
      Rebate                        807,645 units        807,645        807,645
                                                    ----------------------------
                                                      79,355,055    100,040,748

CoreStates Equity Fund:
 CoreFund Cash Reserve Rebate       177,639 units   $    177,639   $    177,639
 CoreFund Growth Equity
 Reserve Rebate+                  3,786,508 units     36,469,348     35,896,098
                                                    ----------------------------
                                                      36,646,987     36,073,737

CoreStates Bond Fund:
  CoreFund Cash Reserve Rebate      128,355 units        128,355        128,355
  CoreFund Intermediate Bond Fund
    Rebate+                       1,572,026 units     15,583,571     14,918,527
                                                    ----------------------------
                                                      15,711,926     15,046,882

CoreStates Liquidity Fund:
  CoreFund Cash Reserve Rebate+  41,478,529 units     41,478,529     41,478,529
                                                    ----------------------------
                                                      41,478,529     41,478,529

CoreStates Balanced Fund:
  CoreFund Cash Reserve Rebate      124,552 units        124,552        124,552
  CoreFund Balanced Rebate Fund
  Series A+                       3,066,561 units     31,032,338     30,297,629
                                                    ----------------------------
                                                      31,156,890     30,422,181

CoreStates Equity Index Fund:
  CoreFund Equity Index Fund A       46,887 units        942,903        942,903
                                                    ----------------------------
                                                         942,903        942,903

                    CoreStates Savings Plan

3. Investments (continued)

                                   Shares         Average            Fair
                                  or Units         Cost              Value
                              --------------------------------------------------

December 31, 1994 (continued)
CoreStates International
  Growth   Fund:
    CoreFund International
      Growth Fund A             97,113 units   $   1,171,179     $   1,171,179
                                               ---------------------------------
                                                   1,171,179         1,171,179

Employee Loan Fund:
 Participant Notes
  Receivable, with
  interest rates ranging from
          5.5% to 11%+                            14,167,300        14,167,300
                                               ---------------------------------
Total investments                              $ 220,630,769     $ 239,343,459
                                            ====================================

+ Represents greater than 5% of net assets available for benefits.

Fair values are determined: (1) for CoreStates Financial Corp Common Stock on the basis of the reported bid price in the over-the-counter securities market as reported by NYSE; (2) short-term liquid assets are valued at amortized cost which approximates fair value; and (3) CoreFund mutual funds are valued at net asset value at the close of business on the last business day of the Plan year.

The Plan's investments are held by a bank-administered trust fund. During 1995 and 1994, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                          Net Appreciation
                                          (Depreciation) in
                                             Fair Value      Fair Value at
                                           During the Year    End of Year
                                        ------------------------------------

Year ended December 31, 1995:
  Fair value as determined by quoted
     market prices:
       Common stock:
         Employer company                    $  47,411,963  $ 155,269,279
       Mutual funds                             22,257,861    172,000,187

       Participant notes receivable                    -       15,262,405
                                        ------------------------------------
                                             $  69,669,824  $ 342,531,871
                                        ====================================

                                          Net Appreciation
                                          (Depreciation) in
                                             Fair Value       Fair Value at
                                           During the Year     End of Year
                                        ----------------------------------------
Year ended December 31, 1994:
  Fair value as determined by quoted
     market prices:
       Common stock:
         Employer company                 $  (1,907,487)        $  99,233,103
       Mutual funds                         (17,058,620)          125,953,056
       Participant notes receivable                   -            14,167,300
                                        ----------------------------------------
                                          $ (18,966,107)        $ 239,353,459
                                        ========================================

4. Plan Mergers

As a result of the June 27, 1994 acquisition by CoreStates Financial Corp of Independence Bancorp, Inc., (IBI), participants of the Independence Savings Plan and Independence Capital Accumulation Plan became eligible for coverage under the CoreStates Savings Plan effective September 1, 1994. The remaining net assets (approximately $ 13.5 million as of December 31, 1994) of the Independence Savings Plan were transferred to the CoreStates Savings Plan during 1995. Eligible participants of the Independence Capital Accumulation Plan became eligible for coverage under the CoreStates Savings Plan effective January 1, 1995. All remaining assets (approximately $23.5 million as of December 31, 1994) of the Independence Capital Accumulation Plan were transferred into the CoreStates Savings Plan during 1995.

5. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has subsequently been amended. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                            Supplemental Schedules

                            CoreStates Savings Plan

                      Assets Held for Investment Purposes

                               December 31, 1995




Description                     Shares or Units    Average Cost      Fair Value
- --------------------------------------------------------------------------------

CoreStates Financial Corp*
  Common Stock                 4,032,226 shares   $  94,131,414   $ 155,269,279

CoreFund* Balanced Rebate
  Fund Series A                3,509,888 units       36,099,910      42,610,044

CoreFund* Cash Reserve A      48,873,219 units       48,873,219      48,873,219

CoreFund* Growth Equity
  Reserve Rebate               3,911,019 units       42,310,632      52,681,507

CoreFund* Intermediate Bond
  Fund Rebate                 18,581,219 units       17,638,993      17,863,434

CoreFund* Equity Index
  Fund A                         285,131 units        6,635,377       7,447,623

CoreFund* International
  Growth Fund A                  193,632 units        2,346,351       2,524,360

Participant Notes
  Receivable, with
  interest rates ranging
  from 5.5% to 11.0%                                 15,262,405      15,262,405
                                                  ------------------------------
Total investments                                 $ 263,298,301   $ 342,531,871
                                                  ==============================


*Indicates a party-in-interest to the Plan.

                            CoreStates Savings Plan

                            Reportable Transactions

                               December 31, 1995

                                                                                       (A)               (A)
Identity of                                              Description                Purchase           Selling           Gain
Parties Involved                                          of Assets                   Price             Price           (Loss)
- -------------------------------------------------------------------------------------------------------------------------------
Category I--A single transaction in excess of 5% of plan assets
- --------------------------------------------------------------

CoreFund Cash Reserve Rebate             Sold 49,210,387 units                                      $ 49,210,387        $  --

CoreFund Cash Reserve Series A           Purchased 49,210,387 units               $ 49,210,387

                            CoreStates Savings Plan

                               December 31, 1995

                                                                                           (A)             (A)
Identity of                                       Description                            Purchase         Selling              Gain
Parties Involved                                   of Assets                               Price           Price              (Loss)
- ----------------------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue
- ----------------------------------------------------------
  aggregating in excess of 5% of plan assets
  ------------------------------------------

CoreFund Cash Reserve Series A     Purchased 66,910,690 units in 119 transactions;
                                   sold 18,037,471 units in 99 transactions            $  66,910,690   $   18,037,471    $       --

CoreFund Balanced Fund Series A    Purchased 11,085,627 units in 41 transactions;
                                   sold 591,169 units in 13 transactions                   11,085,627       6,654,769       636,714

CoreStates Financial Corp          Purchased 1,023,597 units in 95 transactions;
                                   sold 479,551 units in 65 transactions                   32,928,014      23,509,882     6,601,255

CoreRund Cash Reserve Rebate
  Fund                             Purchased 66,743,652 units in 365 tansactions;
                                   sold 109,460,372 units in 310 transactions               66,743,652    109,460,372            --


There were no Category II or IV transactions during the year ended December 31, 1995


(A) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately indentified.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto authorized.



                                              CORESTATES SAVINGS PLAN



Date: June 23, 1996                        By:/s/ Vik Dewan
                                              ------------------------
                                              Vik Dewan

                                 EXHIBIT INDEX



Consent of Independent Auditors